1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F √     Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes        No √
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of August 2007
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of August 2007.
1)	The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as	shares held as
Title	Name	of July 31, 2007	of August 31, 2007	Changes
Vice Chairman	F. C. Tseng	37,502,589	37,272,589	-230,000
Director, President & CEO	Rick Tsai	31,461,025	31,351,025	-110,000
Senior Vice President	Mark Liu	12,521,439	12,461,439	-60,000
Vice President	M. C. Tzeng	7,138,682	7,120,682	-18,000
Vice President	Jason Chen	1,957,270	1,927,270	-30,000
Vice President	Fu-Chieh Hsu	1,500,874	1,490,874	-10,000
Vice President	Yuan-Chen Sun	5,515,698	5,485,698	-30,000
Senior Director	L.C. Tu	8,801,786	8,790,786	-11,000
2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

			Accumulated number of common
Title	Name	Date of clear pledge	shares pledged as of August 31, 2007
Vice President	Jason Chen	8/21/2007	470,000
Vice President & General Counsel	Richard Thurston	8/14/2007	580,000
3)	The acquisition of assets:

Description of assets	Purchase price
Machinery Equipment	NT$1,630,057,849
Bond Funds	NT$2,196,000,000
Equity	NT$4,926,880,000
4)	The disposition of assets: None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 24, 2007	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer